Issued on behalf of RELX PLC

23 September 2020

RELX Announces New Chair

RELX PLC today announces the appointment of Paul Walker to succeed Sir Anthony Habgood as Chair.

Mr Walker is expected to take up his new role in the first half of 2021, at which time Sir Anthony will step down.

Mr Walker is Chair of Ashtead Group PLC (since 2018). He is also Chair of Halma PLC (since 2013), which announced today that Mr Walker would be stepping down from that role by July 2021.

He was previously Chair at Perform Group (2011-2018); Wandisco (2014-2016); and European Directories (2011-2012). He has held Non-Executive Director positions at Sophos Group (2015-2020); Experian (2010-2019); Epicor Software Corporation (2011-2016); and Diageo (2002-2011).

He was Chief Executive of Sage PLC (1994-2010) and began his career at Ernst & Young.

Commenting on the appointment, Wolfhart Hauser, RELX Senior Independent Director, who along with the Nominations Committee led the search process, said: “Paul has a strong record of value creation as a FTSE100 Chair and Chief Executive, has a deep understanding of corporate governance, and brings extensive international experience in sectors relevant to RELX’s business. We are pleased to welcome Paul to RELX. I would like to thank Sir Anthony for his exemplary leadership as Chair for more than 10 years during which RELX has been transformed and its share price more than tripled.”

Mr Walker said: “I am delighted to be joining RELX. The company’s historical transition from print to digital reference and now to information-based analytics and decision tools has been hugely successful. The group is renowned for the calibre of its management and its use of technology as well as its governance, business performance and financial strength. I look forward to taking up the role of Chair next year.”

There are no additional details to disclose under Listing Rule 9.6.13R (1) to (6) in respect of the appointment of Mr Walker.

- Ends -

Notes to editors

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. The Group serves customers in more than 180 countries and has offices in about 40 countries. It employs over 33,000 people, of whom almost half are in North America. The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £33bn/€36bn/$42bn.

*Note: Current market capitalisation can be found at www.relx.com